Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 5, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

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PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2002

HIGHLIGHTS

2002

2001
					(1)

•	Volumes	152.7bn		107.4bn		up 42.2%
•	Total turnover	£8,422m		£5,719m		up 47.3%
•	Total EBITA(2)	£582m		£472m		up 23.2%
•	PBTA(3)	£455m		£392m		up 15.7%
•	Profit before tax	£378m		£329m		up 14.9%
•	Adjusted earnings per share(4)	51.2	p	46.9p		up 9.2%
•	Basic earnings per share(5)	39.3	p	38.1p		up 3.0%
•	Proposed final dividend	18.75	p	17.30p		up 8.4%
•	Proposed total dividend	27.55	p	25.45p		up 8.3%

(1)	2001 financial results restated to reflect accounting policy changes.
(2)	Total operating profit before amortisation of intangible assets and exceptional charge.
(3)	Profit before tax, amortisation of intangible assets and exceptional charges.
(4)	Adjusted: before amortisation of intangible assets and exceptional charges.
(5)	Basic: includes amortisation of intangible assets and exceptional charges.
Note:	Amortisation of intangible assets was £77m (2001: £33m) and exceptional charges were nil (2001 : £12m cost of sales / £18m finance).

Commenting on the performance, Nigel Northridge, Chief Executive, said:

“We continue to transform Gallaher into a truly international tobacco company by investing our cash flow into areas with good growth prospects. Overall our 2002 performance – we increased adjusted earnings per share by 9.2% – demonstrates our ability to deliver shareholder value. Current trading in 2003 is in line with management and market expectations.”

Enquiries:

Claire Jenkins – Director, Investor Relations	Tel:	01932 832637
Anthony Cardew – CardewChancery	Tel:	020 7 930 0777

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SUMMARY

•	Gallaher’s 2002 results again demonstrate the benefits of the Group’s Eurasian strategy. The Group’s market strength throughout Western Europe underpins Gallaher’s growing positions in Central and Eastern Europe, the CIS, Central Asia and Asia Pacific.
•	The Group lifted full year volume sales to 152.7bn cigarettes, 18.2% above the pro-forma figure for 2001 of 129.2bn (the combination of Gallaher and Austria Tabak’s 2001 full year volume sales). The increase was driven by strong growth across the Group’s international operations.
•	Gallaher’s total UK volume sales of 21.4bn cigarettes (2001: 21.5bn) were underpinned by a 10.3% increase in UK value sector volumes. The recent downward trend in market share was reversed during the second half of 2002. The planned incremental marketing spend in the UK reduced UK EBITA to £283m (£299m).
•	Continental European pro-forma volumes increased 10.5% to 45.7bn cigarettes (Gallaher and Austria Tabak’s 2001 full year Continental European volume sales combined: 41.3bn). Good growth was recorded across the region, spearheaded by Benson & Hedges American blend variants and Memphis. Continental European EBITA was £213m (2001: £97m).
•	Gallaher has signed a purchase contract for the acquisition of KT Merkury, a small cigarette factory in Poland with a 2% domestic market share.
•	CIS volumes rose by 26.0% to 74.3bn cigarettes (2001: 59.0bn), with strong growth across the region. CIS EBITA grew 39.9% to £42m (2001: £30m) despite significant sales and marketing investment in Russia – reflecting the strong volume growth, and an improvement in the mix of sales.
•	Rest of World volumes increased 53.0% to 11.3bn cigarettes (2001: 7.4bn), with stable sales in the Republic of Ireland underpinning growth in the Group’s AMELA operations. In Asia Pacific, Gallaher grew in–market sales by 11.1%. Increased investment in Asia Pacific, and increased costs in AMELA reduced Rest of World EBITA to £44m (2001: £46m).
•	Gallaher has signed a heads of agreement, and formed a joint project team, with Shanghai Tobacco to advance the proposed dual manufacturing and distribution agreements in China and Russia outlined in the letter of intent signed with the CNTC.
•	2003 has begun well – with current trading in-line with management and market expectations – and management remains confident that Gallaher will continue to increase returns to shareholders.

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2002 RESULTS

Group

Assisted by the first full year contribution from Austria Tabak, total turnover for 2002 at £8,422m was up 47.3% compared to 2001, with cigarette volume sales – of 152.7bn sticks – up 42.2%. Earnings before interest, tax, intangible asset amortisation and exceptional charge (“adjusted EBITA”) grew by 23.2% to £582m. Total operating profit was £505m (2001: £427m). Profit before tax, amortisation of intangible assets and exceptional charges grew by 15.7% to £455m. Profit before tax was £378m (2001: £329m). Adjusted earnings per share increased 9.2% to 51.2p. Basic earnings per share was 39.3p (2001: 38.1p).

The Board of Gallaher recommends a final dividend of 18.75p per ordinary share, amounting to a total dividend for the full year of 27.55p per ordinary share (110.20p per ADS). This represents an increase of 8.3% over the 2001 total dividend of 25.45p per ordinary share (101.80p per ADS).

Subject to shareholders’ approval at Gallaher’s AGM on 14 May 2003, the final dividend will be paid on 22 May 2003 to ordinary shareholders on the register at close of business on 21 March 2003. For ADS holders, The Bank of New York will convert the 75.00p ADS final dividend into US dollars, and distribute it to ADS holders on 30 May 2003.

Gallaher has adopted a number of new accounting policies in 2002, including implementing FRS 17 (Retirement Benefits), and comparative results have been restated accordingly. The effect of the adoption of FRS 17 is to reduce Group EBITA in 2002 by £9m (2001: £8m). By division, the adoption of FRS 17 has: reduced UK EBITA in 2002 by £8m (2001: £7m); increased Continental Europe EBITA by £1m (2001: nil); and, reduced Rest of World EBITA by £2m (2001: £1m). The 2002 interest charge includes an FRS 17-related financing credit of £7m (2001: £14m). Full details on FRS 17, and the other new accounting policies, are set out on page 24.

Management believes that reporting results before amortisation and exceptional charges (PBTA, adjusted EBITA and adjusted earnings per share) provides a better comparison of business performance for the period under review.

International restructuring

Following the accelerated expansion of the Group’s international business over the last three years, Gallaher restructured its overseas operations at the start of 2002. The Group integrated its Continental European businesses into a single unit, headquartered in Vienna, and its Commonwealth of Independent States operations into a division which reports into Moscow, thereby generating additional revenue and efficiency synergies. As first reported in its 2002 interim report, the Group’s segmental analysis now reflects this operational restructuring.

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United Kingdom

In 2002, UK turnover increased by 0.9% to £3,720m (2001: £3,685m). This growth reflects increases in UK Government duty and Gallaher’s own price increases, offset partly by a 0.5% decrease in volumes to 21.4bn cigarettes. Turnover excluding duty (“net turnover”) decreased 2.0% to £593m due to an increase in sales incentive costs.

Post-FRS 17 EBITA reduced 5.6% to £283m (2001: £299m), principally because of increased marketing investment, ahead of the implementation of the Tobacco Advertising and Promotion Act 2002 on 14 February 2003. EBITA margin reduced to 47.7% (2001: 49.5%). Total operating profit declined 5.6% to £281m (2001: £298m).

Following the UK Government’s announcement on 29 October 2002 that the guide levels for tobacco imports for personal use for travellers returning from the EU would increase, there are initial indications that the volumes of duty paid cigarettes and handrolling tobacco being purchased by travellers in the EU have increased. As such, there is expected to be some negative impact on the size of the UK duty paid market in the near term. Gallaher’s Continental European division will benefit from increased sales to travellers within the EU which should at Group level partly mitigate the negative impact on UK volumes. The Government’s announcement also included additional measures for HM Customs to tackle criminal gangs who trade in contraband cigarettes and tobacco, which Gallaher considers will partly offset the impact of the increased personal allowances in the medium term.

Continental Europe

Austria Tabak’s first full year contribution, following its acquisition in August 2001, has greatly assisted Continental Europe’s sharp increases in: turnover at £3,899m (2001: £1,339m); net turnover at £2,325m (2001: £805m); and EBITA at £213m (2001: £97m) of which £57m (2001: £13m) came from the distribution businesses including associates and joint ventures. The division’s low EBITA margin of 9.2% (2001: 12.0%) reflects the impact of the low margin distribution businesses acquired during 2001. Total operating profit was £148m (2001: £75m).

The integration of Austria Tabak and Gallaher’s organic businesses into the enlarged Continental European division has been highly successful, offsetting the initial losses arising from the Gustavus acquisition in July 2002, and the start-up costs of the American Blend joint venture with R.J. Reynolds (“RGI”), which commenced in July 2002.

On 28 February 2003 Gallaher signed a purchase contract for the acquisition of KT Merkury, a small cigarette factory in Poland, for a not material sum in cash. Initial losses of this new business are not expected to be significant.

In the medium term, based on continued benefits from integration synergies, and from the closure of the factory in Malmö, Sweden, together with higher volumes arising from the UK Government’s decision to increase the guide levels for personal travellers returning from the EU – along with benefits from RGI – management is targeting good growth in this region.

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Commonwealth of Independent States

CIS performed well, increasing turnover 26.9% to £331m (2001: £261m) and net turnover by 24.7% to £281m (2001: £226m) reflecting strong volume growth. At the start of 2002 Gallaher commenced trading on-shore in Ukraine.

EBITA has grown by 39.9% to £42m and EBITA margins have increased to 14.9% (2001: 13.3%) reflecting the volume growth and mix improvements across the region. Total operating profit was £32m (2001: £20m).

Russia has continued to see the market moving up towards the higher price sector driving top line growth. Gallaher has commenced significant incremental sales and marketing investment behind its higher price brands in Russia. The Group has also invested behind ST Dupont through the joint arrangement with Sampoerna International.

In 2002, Kazakhstan’s performance benefited from: its integration into the CIS division; the move on-shore of primary production; and strong performances across the brand portfolio.

Overall, strong growth in Russia and Kazakhstan has more than offset the start up losses in Ukraine, where revenue gains have been offset by significant promotional support behind the brands in Gallaher’s first year of on-shore production.

The Group continues to expect that enhanced growth in the CIS division – arising from the improved position in Kazakhstan, and the establishment of the Ukrainian operation – will largely offset the incremental marketing and sales investment in Russia in the short and medium term. Looking further forward, Gallaher is confident that the integration of the CIS operations – together with the incremental marketing and sales investment in Russia – should provide good benefits to the Group.

Rest of World

Gallaher’s remaining overseas operations increased turnover by 8.9% to £472m (2001: £434m) and net turnover by 18.9% to £122m (2001: £103m) reflecting strong volume growth, which was assisted by the recommencement of the lower margin African, Middle East and Latin America (“AMELA”) business.

Post-FRS 17 adjusted EBITA in 2002 was £44m (2001: £46m). The Republic of Ireland, the main profit component of this division, has had another good year. Although the Irish market continues to soften, Gallaher’s volume sales have remained flat as market share has grown. Improved efficiency from factory investment also contributed to EBITA growth.

Outside Ireland, Gallaher invested in incremental marketing support behind brands in Korea and, with Gallaher’s partner Sampoerna International, in Malaysia, and, as anticipated, the Group experienced a reduction in profitability of its AMELA business due to increased costs associated with recommencing distribution. As a result, the Rest of World adjusted EBITA margin declined to 35.9% (2001: 45.1%).

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Total operating profit in 2002 was £44m (2001: £34m). In 2001 Gallaher incurred an exceptional charge of £12m in making full provision against inventory and receivables associated with the cessation of a distribution agreement with the Group’s principal distributor for AMELA markets at that time. There has been no release from this provision during 2002.

Interest

The Group’s net interest charge in 2002 was £127m (2001: £98m). Following the adoption of FRS 17, the 2002 net interest charge includes a net retirement benefit financing credit of £7m (2001: £14m) from returns on pension scheme assets less interest charged on pension scheme liabilities and other post-retirement obligations. The decrease in this net retirement benefit financing credit predominantly reflects the increased financing cost associated with an increase in pension scheme liabilities, arising as a result of the acquisition of Austria Tabak. Furthermore, there has been a reduction in the returns from pension scheme assets largely as a consequence of the decline in world equity markets over the last three years.

Although Gallaher has continued to see strong cash generation and a lower average borrowing cost of 5.8% (2001: 6.3%), net interest cost increased in-line with higher average borrowings following the acquisition of Austria Tabak, which required new bank facilities during 2001. These facilities were subsequently largely refinanced through the issue of bonds. One-off up front costs of £18m associated with the bank facilities were reported as exceptional finance charges in 2001 (2002: nil).

EBITA interest cover – combining both interest and operating components of FRS 17 into a net pension expense within EBITA – was 4.4 times (2001: 5.2 times excluding exceptional charges), close to the Group’s target range of between 4.5 and 5.5 times.

Taxation

The tax charge of £119m (2001: £83m) represents an effective rate of 31.6%, compared with 25.4% for 2001. The increase in the effective rate largely reflects the higher level of non-deductible goodwill amortisation charged in 2002 and the release in 2001 of a deferred tax provision for UK tax payable on dividends paid by non-UK subsidiaries. Removal of intangible amortisation charges gives rise to an adjusted effective tax rate of 26.2% (2001: 23.6%).

Over the medium term, the adjusted effective rate is expected to increase slightly.

In May 2002, the Inland Revenue accepted that interest paid by Gallaher on borrowings incurred at the time of its demerger in 1997 would be deductible for tax purposes, in line with the treatment adopted by the Group.

Returns to shareholders

After deducting minority interests of £4m (2001: £6m) earnings for 2002 increased 6.4% to £255m (2001: £240m), and – following a 3.2% increase in the weighted average number of shares in issue – basic earnings per share increased 3.0% to 39.3p (2001: 38.1p). In July 2001 the Group completed the issue of 35.7m new ordinary shares to part finance the acquisition of Austria Tabak. The number of potentially dilutive share options in existence at 31 December 2002 does not result in a significant difference between basic and diluted earnings per share.

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After removing amortisation charges of £77m (2001: £33m) and exceptional 2001 charges (including related tax credits), adjusted earnings per share have increased by 9.2% to 51.2p (2001: 46.9p).

Stripping out the impact of adopting FRS 17, adjusted earnings per share increased 11.6% to 51.4p (2001: 46.1p).

Cash flow

The Group continued to be highly cash generative in 2002, with a net cash inflow from operating activities of £519m (2001: £591m). This largely reflects a 23.9% increase in adjusted EBITDA (earnings before interest, taxation, depreciation, amortisation and exceptional charge), excluding joint ventures and associates, to £644m (2001: £519m), offset by increased levels of working capital investment year on year.

In 2002, the increased working capital investment is largely attributable to: higher trade debtors in the UK at the end of the year; higher levels of duty paid finished goods in Continental Europe and the Republic of Ireland; increased trade debtors in the CIS in line with top line growth – accelerated ahead of duty increases in January 2003 and an extended winter holiday period; and, partly offset by increased excise duty payable in the UK and Continental Europe. These short term working capital increases at the end of 2002 are already largely reversed.

Capital expenditure and financial investment was £109m (2001: £118m). Investment in tangible fixed assets amounted to £130m (2001: £113m) although this was partly financed by proceeds of £29m (2001: £5m) principally from the disposal of non–core assets by Austria Tabak, including the sale of the Malmö factory site. The UK saw continued investment in its: production facilities; kiosks and gantries; and SAP information systems, which successfully went live in June 2002. Continental Europe continued to invest in ATG, to meet regulatory requirements impacting in 2007, and the CIS saw investment in its production facilities and its distribution infrastructures.

It is anticipated that the Group’s investment in tangible fixed assets will remain at this level in the short term.

Net expenditure on acquisitions and disposals in 2002 saw a further £14m of investment principally comprising payments associated with completing the acquisition of Austria Tabak and the acquisition of Gustavus – a small Swedish snuff manufacturer. In 2001 total expenditure on acquisitions, less net cash acquired, amounted to £1,154m.

Higher net finance payments of £135m (2001: £89m) reflect a full year of financing the Austria Tabak acquisition. Increased dividend payments of £169m (2001: £151m) were partly offset by dividends received from L-T of £12m (2001: nil).

Bank loans amounting to £536m were repaid during 2002 principally from the proceeds of a €900m Eurobond issued in 2002.

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The short term working capital increases at the end of the year, which have already been largely reversed, and adverse foreign exchange effects, arising from the impact of a stronger Euro on the Group’s predominantly Euro-based debt, have led to the Group’s net debt increasing to £2,493m at the year end (2001: £2,425m). The strengthening of the Euro, particularly during the last quarter of 2002, resulted in exchange revaluations increasing net debt by £74m. The Group’s weighted average level of net debt in 2002 was £2,310m.

OPERATING REVIEW

Group

Gallaher’s accelerated international expansion in 2002 was underpinned by its strong position in the UK market. The Group’s full year cigarette volume sales totalled 152.7 billion sticks, representing a pro-forma increase of 18.2% over the previous year (2001 Group volumes, including Austria Tabak’s full year sales: 129.2 billion cigarettes).

In addition to the Group’s geographic restructuring of operations in 2002, Gallaher consolidated its cigar activities into a single management structure.

United Kingdom

Gallaher has strong positions in the UK cigarette, cigar and tobacco markets.

The Group’s strong relationships with trade customers were enhanced by increased investment in the direct sales force and by the development of new concept merchandising equipment. This state-of-the-art equipment has been adopted by three leading multiple retailers and some three thousand independent stores.

Over the past six years, Gallaher has altered the mix of its total promotional spend in the UK – increasing the proportion allocated to sales force, point-of-sale and sales incentive activities, and decreasing the proportion allocated to traditional above-the-line activities. In anticipation of the 2003 advertising ban, incremental marketing investment was placed behind the Group’s key brands throughout 2002. This included press and poster advertising supporting Benson & Hedges and Mayfair, and award winning press and radio advertising for Hamlet.

Gallaher’s advertising drive continued in the first six weeks of 2003. A press and poster campaign, using the famous ‘Cut Silk’ theme, maximised Silk Cut’s brand equity ahead of the ban. Similarly, Hamlet was supported by the final instalment of the ‘Happiness Is…’ radio and press campaign.

Gallaher is the principal sponsor of the Jordan Formula 1 team in 2003. The agreement provides continued support for Benson & Hedges across the Group’s key markets for that brand.

Gallaher’s continued close co-operation with HM Customs & Excise, to reduce cross-border smuggling, was strengthened by the signing of a Memorandum of Understanding between the two parties in April 2002.

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–	Cigarette
During the period January to October 2002, the UK duty paid cigarette market remained broadly stable compared to 2001, assisted by HM Customs’ border controls. On 29 October, the UK Government announced that the indicative allowance for tobacco imports for personal use for travellers returning from the EU was being increased from 800 to 3,200 cigarettes per trip. This development had a slightly negative impact upon the size of the UK duty paid market towards the end of the year.
Gallaher maintains a strong position in the UK cigarette market. A downward trend in market share during 2001 and early 2002 was reversed during the second half of 2002. The Group’s full year market share was 37.7%, excluding brands involving distribution rights only (2001: 38.5%). In January 2003, the Group’s retail market share stood at 38.6%.
Downtrading from the premium sector into the value sector moderated in 2002. The mid price sector – which consists primarily of longer-length brands – was impacted by the development of a longer-length segment in the value sector.
The premium sector contracted to 34.2% of the total UK duty paid cigarette market in 2002 (2001: 35.7%). The mid price sector declined more steeply to account for 12.7% of the market (2001: 14.9%), and the value sector grew to 53.1% of the market (2001: 49.4%).
Gallaher maintained its commanding lead of the premium sector with a 49.8% share of sales to consumers. Benson & Hedges Gold remained the leading premium cigarette in the UK with a total market share of 9.3%.
The Group’s brands in the mid price sector were impacted by the decline of this sector and experienced reduced volumes.
Gallaher grew volume sales of value brands by 10.3%. Sales volumes of the Group’s leading value cigarette brand Mayfair increased by 17.8%. Dorchester and Sterling also performed strongly with volume growth of 13.4% and 63.9% respectively.
Mayfair’s total market share grew to 8.3% from 7.5% in 2001 – supported by the launch of Mayfair Superkings in June. By December, Mayfair had a 9.8% share of sales to consumers.
Gallaher launched a new, reduced tar, brand – Benson & Hedges Silver – at the end of February 2003. Extensive pre-launch press and poster advertising, along with direct mail and point-of-sale promotion, supported the brand’s debut.

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–	Cigar
Gallaher has a commanding lead of the UK cigar market with a 46.3% share of sales to consumers in 2002 (2001: 47.3%). Original Hamlet held its primary position in the large whiff sector with a share of 53.3%, and Hamlet Miniatures increased its share of the growing small whiff sector to 31.7%. The Hamlet house was strengthened further in December by the launch of two new products: Hamlet Miniatures Filter and Hamlet Aromatic.

–	Tobacco
The Group has a strong position in the handrolling tobacco market. Market share in 2002 was 31.6% (2001: 32.2%). Amber Leaf enjoyed a 21.2% volume increase, and grew market share to account for 13.9% of sales.

The Group launched a new handrolling tobacco brand – Mayfair – in February 2003, to build on the success of the Amber Leaf flip top pack and leverage the equity of the Mayfair cigarette brand.
Gallaher increased its lead of the pipe tobacco market in 2002, achieving a 49.1% share of sales to consumers. Gallaher’s position was underpinned by the number one pipe brand Condor, together with Clan and Mellow Virginia. These brands occupy three of the four leading brand positions.

Continental Europe

Gallaher’s Continental European division, headquartered in Vienna, benefited from the integration of the Group’s legacy operations and those of Austria Tabak in 2002. Cigarette volume sales totalled 45.7 billion sticks, representing a pro-forma increase of 10.5% over the previous year (2001 Group volumes, including Austria Tabak’s full year sales: 41.3 billion cigarettes).

–	Tobacco
In Austria, Gallaher maintained its lead of the cigarette market with a 48.6% share of sales (2001: 50.8%).
Memphis Blue increased sales volumes by 15.0%, and grew market share to 5.7%, from 4.9% in 2001. Benson & Hedges’ growing presence in the Austrian market was supported by the launch of Benson & Hedges Red 25s. The volume growth of these brands was more than offset by an expected decline in sales of traditional local brands.
In Sweden, Gallaher increased its lead of the cigarette market, achieving a 41.4% share of sales (2001: 40.7%). This strong performance was led by the growth of Level, which achieved a 6.1% market share in 2002 – despite having only been launched the previous year. Level was introduced into the Danish market in January 2003.
Gallaher gained the manufacturing capability to enter the Swedish snuff market through the acquisition of Gustavus, a local producer of both loose and portioned snuff in 2002.

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The Gustavus brand was introduced into a selection of retail outlets throughout the last quarter of the year, and has been well received by retailers and consumers. The brand’s growth is being assisted by increased national distribution coverage and Gallaher’s Swedish sales force. By the year end, Gustavus’ share of the growing Swedish snuff market was approaching 1%.
In Germany, sales of Benson & Hedges and Nil led Gallaher’s pro-forma branded volume growth of 3.3%, and the Group’s leading position in the German generic cigarette sector was enhanced by a 14.1% increase in volumes.
Following the formation of the joint venture company Reynolds-Gallaher International (“RGI”) – and the transfer of manufacturing to Austria, with the attendant American blend expertise – sales of Benson & Hedges American blended cigarettes gained momentum in France, Spain and Italy, complementing Gallaher’s Virginia blend market positions.
In France, Gallaher’s total market share – including 100% of the sales associated with RGI – increased to 2.9%, assisted by the launch of Benson & Hedges American Blend 10s and 30s. Volumes of Benson & Hedges American Blend grew by 14.5%. Total volumes remained broadly stable at over 2.3 billion sticks.
In Italy, total cigarette volumes more than doubled, spearheaded by sales of Benson & Hedges American Blend, which increased nearly eightfold compared to 2001. By December 2002, the brand had a 1.9% market share.
Gallaher also performed well in Spain, growing total volumes by 5.9%, and increasing sales of Benson & Hedges Red by 20.4%.
Reynolds was launched in the Canary Islands in October. The brand was introduced into the French, Italian and Spanish markets in early 2003. Initial trade and consumer response to Reynolds has been positive.
In Greece, Gallaher’s cigarette market share stood at 5.1%. The Group launched Odyssey a new cigarette formulated specifically to appeal to local Greek smokers in January 2003.
Gallaher’s share of the Greek handrolling tobacco market grew to 36.6%, driven by a 33.7% increase in volume sales of Old Holborn and the launch of Amber Leaf.
Export sales to EU accession states in the Baltics and Central Europe, and Balkan markets, increased by 56.4% to 5.9 billion sticks.
Gallaher grew volumes in the Baltic accession states of Estonia, Latvia and Lithuania by 36.0%. This growth was driven by the launch of Vermont into these markets at the beginning of 2002. The Group broadly maintained its strong market position in Estonia, with a 24.3% share of sales to consumers.

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Gallaher strengthened its position in the Central European accession states by opening offices in the Czech Republic and Hungary. The Group also enhanced its brand portfolio in the region, by launching the Benson & Hedges metal range in Hungary, the Czech Republic, Slovenia and Slovakia.
Further south, sales to Balkan states increased sharply, driven by the success of Memphis and Ronson in Romania, Serbia, Kosovo and Bosnia. Gallaher’s position has been further strengthened in the region by the opening of an office in Romania. By the end of 2002, the Group held a pan-Balkan market share of some 4%.
Gallaher has signed a purchase contract to acquire KT Merkury, a domestic Polish cigarette manufacturer. The Group believes it can develop a solid position in the Polish market – building on the existing 2% share held by Merkury’s brands, which include Strong and Viva.
Gallaher will expand production capacity in the Polish Gostkow factory, and launch one or more of its strategic international brands. The Group owns the trademark for brands including Benson & Hedges, Silk Cut, LD and Sobranie in Poland.

–	Distribution
Gallaher’s distribution businesses performed well in 2002. The division has benefited from the additional focused management brought to it by Gallaher, and the rationalisation and improvement of its physical infrastructure and employee base.
In Austria, Tobaccoland’s sales of both tobacco and non-tobacco products increased – assisted by the stable Austrian cigarette market and growth in the market for pre-paid phone cards. Improvements were made to Tobaccoland’s warehouse in Vienna during the year; good progress was made in updating information systems; and, the efficiency of the company’s distribution was enhanced through the implementation of route optimisation projects.
Gallaher has signed a three-year contract with Philip Morris to distribute that company’s brands in Austria through to the end of 2005. This distribution contract complements the companies’ contract manufacturing agreement.
The performance of the Group’s cigarette vending operation in Germany, Tobaccoland-Automatengesellschaft (“ATG”), started to stabilise in 2002. ATG benefited from improvements in vending market conditions and operational efficiency.
The decline in the branded cigarette sector in Germany abated in 2002, and pricing parity for premium brands between vending and retail was re-established at the start of the year.
ATG’s operating efficiency has been enhanced by: machine park rationalisation and improvement; the closure of five warehouses; and, continued route optimisation.

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Gallaher has rationalised ATG’s machine park through the removal of certain machines, and the acquisition of a small number of machines from local operators in order to increase coverage in key strategic areas. Additionally, machines have been improved in terms of location and technology. By the end of 2002, 31,000 machines had been upgraded to comply with forthcoming youth protection requirements.
Gallaher owns 25.1% of Lekkerland-Tobaccoland (“L-T”) – Germany’s leading tobacco and food wholesaler. This operation’s performance was robust in 2002, helped by stable tobacco sales and an increase in sales of pre-paid phonecards. The integration of L-T’s tobacco and food businesses facilitated the closure of six warehouses during the year, and the effectiveness of the company’s remaining infrastructure was enhanced by the deployment of new processes and technology.
In 2003, the Group expects L-T’s sales to be impacted by German government regulations regarding can recycling. The effect of this impact on sales, however, is not expected to be significant in terms of the Group.

Commonwealth of Independent States

Gallaher continued to achieve strong growth across the CIS region in 2002. Volume sales increased by 26.0% to total 74.3 billion sticks, and the Group increased its share of consumer sales in each of its three key markets.

–	Russia
In Russia, Gallaher increased total volume sales by 13.1% to 63.0 billion sticks. The Group’s full year retail market share grew to 13.3% from 12.9% in 2001. By December, Gallaher’s retail market share reached 13.7% – driven by the strength of the Group’s brands and increased national distribution coverage.
Within the Russian cigarette market, the higher price sector continued to grow its share of retail sales to 23.3% in 2002 (2001: 18.5%). Within this sector, the premium sub-sector is becoming increasingly significant – accounting for 8.1% of the retail market in 2002 (2001: 6.8%).
To maximise the opportunities for long term growth in Russia, Gallaher is addressing this growing consumer preference through the introduction of higher price brands.
Gallaher believes that its brand building expertise – leveraging off its national Russian distribution network – will enable the Group to develop a solid position in the premium sub-sector over the medium term, thereby improving the Group’s overall long term prospects in this market.
Within its sales mix, Gallaher continued to increase the growth of its brands in the intermediate and higher price sectors. In 2002, sales in these sectors accounted for 81.9% of the Group’s Russian volumes (2001: 65.4%).

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LD’s solid 5.5% retail market share underpinned sharp volume growth from Troika, Saint George and Novost in the intermediate price sector; and, from Sobranie and Sovereign in the higher price sector. In 2002, Gallaher established a 3.5% share of the higher price cigarette sector, up from 1.2% in 2001.

–	Kazakhstan
In Kazakhstan, Gallaher’s volume sales doubled to 5.8 billion sticks. Over 90% of these sales were in the higher and intermediate price sectors. The Group’s full year share of consumer sales grew strongly to 20.4% from 12.2% in 2001. By December, Gallaher’s market share stood at 22.9%.
The Group’s brands performed strongly. Sovereign became the leading cigarette in Kazakhstan with a market share of 12.2%, and LD – which was launched in 2001 – experienced a sharp increase in market share to account for 5.1% of sales to consumers. Sobranie Classic was successfully launched in early 2002; and, by December, gained a market share of 1.0%.

–	Ukraine
Gallaher gained market share swiftly in Ukraine during 2002. The Group’s brands accounted for 7.5% of sales to consumers for the full year (2001: 2.4%), and volumes totalled 5.5 billion sticks.
This strong performance was led by LD, which gained a 3.3% share of sales to consumers by December. Higher and intermediate price brands accounted for some 70% of Gallaher’s volume sales in this market.

Rest of World

Gallaher achieved strong volume growth in its Rest of World division during 2002. Total cigarette volumes grew by 53.0% to 11.3 billion sticks, largely reflecting a resumption of sales to markets in Africa and the Middle East.

–	Republic of Ireland
In the Republic of Ireland, Gallaher’s cigarette brands performed strongly; maintaining volume sales despite a modest decline in the overall market. The Group’s leading cigarette market share grew to 50.7% from 49.5% in 2001. This solid performance was led by Benson & Hedges, which widened its number one brand position, to hold an 18.7% share of sales (2001: 17.7%).
Gallaher grew its leading position in the Irish cigar market to hold a 72.9% share of sales. The Group’s share of the tobacco market declined moderately to 38.1%.

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–	Asia Pacific
Gallaher made good progress in Asia Pacific in 2002. In-market sales increased by 11.1% to 345 million cigarettes. The Group’s growth was led by robust performances from Sobranie Classic in North East Asia; and Sobranie Pinks, Mints and Cocktail in Asian Duty Free markets. In December, Sobranie Pinks, Mints and Blues were launched into Korea’s large slims market.
The Group has strengthened its network of relationships in the region. Following the signing of the letter of intent with the China National Tobacco Corporation, solid headway has been made towards the commencement of the agreement announced in 2002. Gallaher and Shanghai Tobacco have formed a joint project team, and signed a heads of agreement, to progress the details of the proposed on-shore manufacture and distribution of a Gallaher brand in China, and the reciprocal production and distribution of a Chinese brand in Russia.
In January 2003, the Group bought the business of its third party representative agent – Gold Bond – in China, for a not material sum in cash. Gallaher’s position in China has been strengthened by the establishment of representative offices in Beijing, Shanghai and Guangzhou.
Gallaher also formed two joint ventures with Sampoerna International during the year.

–	AMELA
Gallaher organised its AMELA and contract manufacturing operations for export outside of Europe into a single business unit in 2002, so as to maximise regional benefits in the medium term.
Volume sales increased to 7.5 billion sticks. This strong performance was driven by impressive growth from Sovereign and Dorchester International, which increased combined sales volumes by more than four times as they re-entered certain markets, and strong growth of Ronson in West Africa. Volumes manufactured under contract increased 10.2%.

Manufacturing

Gallaher’s manufacturing operations performed impressively in 2002: the Group’s organic operations, and those of Austria Tabak, were integrated; cigarette production was increased substantially; product quality was enhanced; and, productivity (labour/manufacturing output efficiency levels) improvements were achieved across the Group’s Eurasian divisions.

–	United Kingdom
The successful implementation of a SAP resource planning system has significantly improved the operational planning process, and helped with the introduction of a range of more effective and efficient methods of working at Gallaher’s Lisnafillan cigarette factory. The system covers the complete manufacturing process, from the collection of sales forecasts, to the planning of machine schedules and material requirements.

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In addition, the installation of new machinery, including three Ultra High Speed complexes, has led to improvements in cigarette quality and productivity. Cigarette productivity at Lisnafillan increased by 8.7% in 2002. Despite short term increases in tobacco and NTM costs, cigarette unit costs were reduced modestly in real terms when compared to 2001.
As part of the closure of the Group’s factory at Malmö in Sweden, production of Rolling and John Silver handrolling tobacco was transferred to Lisnafillan’s tobacco factory. Tobacco productivity was increased by 4.2% when compared to 2001, and unit costs were reduced by 3.5% in real terms.
The continued introduction of state-of-the-art packing machinery at the Group’s cigar factory in Cardiff drove improvements in efficiency, and facilitated the launch of Hamlet Miniatures Filter. Overall productivity at the factory increased by 14.2% in 2002. Cigar unit costs were reduced by 4.3% in real terms when compared to 2001.

–	Continental Europe
Gallaher’s Continental European manufacturing division performed impressively in 2002 – contributing both new capacity and new expertise to the Group.
The Group’s Austrian cigarette factories have substantially increased production due to: the transfer of Swedish cigarette volumes from Malmö; the transfer of American blend production from Lisnafillan; new volumes attributable to RGI; and, organic growth. The factories successfully faced challenges associated with the reorganisation of the sites owing to transfers of machinery and the training of new machine crews. Underlying productivity increased by 2.9%.
In addition to the production of cigars for the Austrian market, the Group’s cigar factory at Fürstenfeld commenced production of Terranos for export to the French market, and Hamlet Aromatic for export to the UK.

–	Commonwealth of Independent States
Gallaher substantially increased production in the CIS in 2002 to meet the growing demand for its brands across the region. Productivity in the Group’s factories increased, despite the disruption associated with the re-organisation and installation of machinery in Russia, and the transfer of machinery from Russia to Kazakhstan and Ukraine.
Gallaher’s cigarette factory in Moscow increased volumes and enhanced efficiency, while remaining highly flexible in order to meet the changing requirements of Russian consumers. Overall productivity grew by 43.7% – driven by a reduction in crewing levels, the introduction of faster machinery, and enhanced performances from existing machines.

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In Kazakhstan, Gallaher’s factory at Almaty more than doubled volume output, and increased productivity by 46.0% during 2002. The factory benefited from additional machinery and staff training. Machinery was transferred to Almaty from Moscow and the UK, and staff received training at the Group’s Moscow factory.
Gallaher’s Ukrainian factory at Cherkassy began production in February 2002. The factory has continuously increased volume output, productivity and flexibility throughout the year.

–	Republic of Ireland
Gallaher’s cigarette factory in Dublin had a strong year in 2002, producing record volumes and increasing productivity by 2.7%.

OUTLOOK

Gallaher’s 2002 results again demonstrate the benefits of the Group’s Eurasian strategy. The Group’s market strength throughout Western Europe underpins Gallaher’s growing positions in Central and Eastern Europe, the CIS, Central Asia and Asia Pacific.

2003 has begun well – with current trading in-line with management and market expectations – and management remains confident that Gallaher will continue to increase returns to shareholders.

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Gallaher Group Plc
Group Profit and Loss Account
YEAR ENDED 31 DECEMBER 2002

	2002 US$m	*	2002 £m		2001 (restated) £m
Turnover of the Group including its share of joint ventures and associate	13,559		8,422		5,719
Less share of turnover of joint ventures and associate	(1,549)		(962)		(303)

Group turnover	12,010		7,460		5,416

Group operating profit before exceptional charge	802		498		438
Exceptional charge	–		–		(12)

Group operating profit	802		498		426
Share of operating profits of joint ventures and associate	11		7		1

Total operating profit	813		505		427
Exceptional finance charges	–		–		(18)
Net interest and other financing charges	(215)		(134)		(94)
Net retirement benefits financing income	11		7		14

Total net interest and other finance charges	(204)		(127)		(98)

Profit on ordinary activities before taxation	609		378		329
Tax on profit on ordinary activities	(191)		(119)		(83)

Profit on ordinary activities after taxation	418		259		246
Equity minority interests	(7)		(4)		(6)

Profit for the financial year	411		255		240
Dividends	(288)		(179)		(165)

Retained profit for the year	123		76		75

Earnings per ordinary share
– Basic	63.3	c	39.3	p	38.1	p
– Adjusted (a)	82.4	c	51.2	p	46.9	p
Diluted	62.9	c	39.1	p	38.0	p
Dividends per ordinary share
– Final proposed	30.2	c	18.75	p	17.30	p
– Total for the year	44.4	c	27.55	p	25.45	p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the financial year stated above and their historical cost equivalents. Turnover and operating results relate to continuing operations.

(a)	Before exceptional charges and intangible asset amortisation.
*	US dollar equivalents are provided for reader convenience at the 31 December 2002 exchange rate of £1:US$1.610.

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Gallaher Group Plc
Group Balance Sheet
AT 31 DECEMBER 2002

	2002 US$m *	2002 £m	2001 (restated) £m
Fixed assets
Intangible assets	2,214	1,375	1,367
Tangible assets	926	575	552
Investments:
Investment in joint ventures	10	6	3
Investment in associate	175	109	105
Other investments	27	17	18

	212	132	126

	3,352	2,082	2,045

Current assets
Stocks	750	466	385
Debtors	1,269	788	673
Non-liquid investments	2	1	1
Cash and liquid investments	153	95	144

	2,174	1,350	1,203
Creditors: amounts falling due within one year
Borrowings	(324)	(201)	(233)
Other	(1,681)	(1,044)	(934)

	(2,005)	(1,245)	(1,167)
Net current assets	169	105	36

Total assets less current liabilities	3,521	2,187	2,081
Creditors: amounts falling due after one year
Borrowings	(3,843)	(2,387)	(2,336)
Other	(10)	(6)	(6)

	(3,853)	(2,393)	(2,342)
Provisions for liabilities and charges	(79)	(49)	(50)
Net retirement benefits liability	(132)	(82)	(10)

Net liabilities	(543)	(337)	(321)

Capital and reserves
Called up share capital	105	65	65
Share premium account	188	117	105
Capital redemption reserve	13	8	8
Merger reserve	235	146	146
Other reserve	(1,467)	(911)	(911)
Profit and loss account (including retirement benefits reserve)	343	213	242

Equity shareholders' deficit	(583)	(362)	(345)
Equity minority interests	40	25	24

	(543)	(337)	(321)

This summary financial statement was approved by the Board on 4 March 2003 and signed on its behalf by Nigel Northridge and Mark Rolfe.

*	US dollar equivalents are provided for reader convenience at the 31 December 2002 exchange rate of £1:US$1.610.

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Gallaher Group Plc
Group Cash Flow Statement
YEAR ENDED 31 DECEMBER 2002

	2002 US$m *	2002 £m	2001 £m
Net cash inflow from operating activities	836	519	591
Dividends received from associate	19	12	–
Returns on investments and servicing of finance	(217)	(135)	(89)
Taxation	(163)	(101)	(111)
Capital expenditure	(177)	(110)	(116)
Financial investment	2	1	(2)
Acquisitions and disposals	(23)	(14)	(1,154)
Equity cash dividends paid	(272)	(169)	(151)

Net cash inflow/(outflow) before management of liquid resources and financing	5	3	(1,032)
Management of liquid resources	2	1	13

(Decrease)/increase in debt	(11)	(7)	844
Issue of ordinary shares	6	4	148

Financing	(5)	(3)	992

Increase/(decrease) in net cash in the year	2	1	(27)

Reconciliation of Movements in Equity Shareholders’ Deficit
YEAR ENDED 31 DECEMBER 2002

	2002 US$m *	2002 £m	2001 (restated) £m
Profit for the financial year	411	255	240
Dividends	(288)	(179)	(165)
Actuarial loss recognised on retirement benefits	(174)	(108)	(161)
Movement on deferred tax relating to actuarial loss on retirement benefits	48	30	47
Exchange adjustments on foreign currency net investments	(35)	(22)	8
Amounts deducted from profit and loss reserve in respect of shares issued to the QUEST	(8)	(5)	(1)
Issue of ordinary shares	19	12	149

Net (decrease)/increase in equity shareholders' deficit	(27)	(17)	117
Opening equity shareholders' deficit – previously reported	(520)	(323)	(549)
Prior year adjustment	(36)	(22)	87

Opening equity shareholders’ deficit – restated	(556)	(345)	(462)

Closing equity shareholders’ deficit	(583)	(362)	(345)

*	US dollar equivalents are provided for reader convenience at the 31 December 2002 exchange rate of £1:US$1.610.

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Gallaher Group Plc
Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities
YEAR ENDED 31 DECEMBER 2002

	2002 US$m *	2002 £m	2001 (restated) £m
Group operating profit	802	498	426
Exceptional charge	–	–	12
Depreciation of tangible fixed assets	119	74	50
Amortisation of intangible fixed assets	116	72	32
Amortisation of other fixed assets	5	3	1
(Profit)/loss on sale of tangible fixed assets	(2)	(1)	2
Loss on sale of fixed asset investments	–	–	1
Increase in debtors	(205)	(127)	(49)
(Increase)/decrease in stocks	(109)	(68)	51
Increase in creditors and provisions	116	71	59
(Decrease)/increase in net retirement benefits liability	(6)	(3)	6

Net cash inflow from operating activities	836	519	591

Reconciliation of Net Cash Flow to Movement in Net Debt
YEAR ENDED 31 DECEMBER 2002

	2002 US$m *	2002 £m	2001 (restated) £m
Increase/(decrease) in net cash in the year	2	1	(27)
Decrease in liquid resources	(2)	(1)	(13)
Decrease/(increase) in debt	11	7	(844)

Change in net debt resulting from cash flows	11	7	(884)
Exchange adjustments	(119)	(74)	15
Current asset investments acquired with subsidiary	–	–	23
Loans acquired with subsidiary	(2)	(1)	(175)

Movement in net debt in the year	(110)	(68)	(1,021)
Net debt at 1 January	(3,904)	(2,425)	(1,404)

Net debt at 31 December	(4,014)	(2,493)	(2,425)

Basis of Preparation

The preliminary announcement of results for the year ended 31 December 2002 is an excerpt from the forthcoming annual report and financial statements and does not constitute the statutory financial statements of the Group. The 2002 figures are extracted from the audited financial statements that have not yet been approved by the shareholders and have not yet been delivered to the Registrar. The comparative figures are extracted from the latest published financial statements that have been delivered to the Registrar, as restated to reflect accounting policy changes and certain reclassifications. The Auditors’ reports in respect of both years were unqualified and do not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

*	US dollar equivalents are provided for reader convenience at the 31 December 2002 exchange rate of £1:US$1.610.

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Gallaher Group Plc
Segmental Information (by Destination)
YEAR ENDED 31 DECEMBER 2002

	2002 US$m *	2002 £m	2001 (restated) £m
Total Turnover
UK	5,989	3,720	3,685
Continental Europe	6,277	3,899	1,339
CIS	533	331	261
Rest of World	760	472	434

	13,559	8,422	5,719

Duty
UK	5,034	3,127	3,080
Continental Europe	2,534	1,574	534
CIS	81	50	35
Rest of World	564	350	331

	8,213	5,101	3,980

Total Operating profit
UK
– before amortisation of intangible assets	456	283	299
– amortisation of intangible assets	(3)	(2)	(1)

	453	281	298
Continental Europe
– before amortisation of intangible assets	343	213	97
– amortisation of intangible assets	(105)	(65)	(22)

	238	148	75
CIS
– before amortisation of intangible assets	68	42	30
– amortisation of intangible assets	(16)	(10)	(10)

	52	32	20
Rest of World
– before amortisation of intangible assets and exceptional charge	70	44	46
– exceptional charge	–	–	(12)

	70	44	34
Total
– before amortisation of intangible assets and exceptional charge	937	582	472
– amortisation of intangible assets	(124)	(77)	(33)
– exceptional charge	–	–	(12)

	813	505	427

*	US dollar equivalents are provided for reader convenience at the 31 December 2002 exchange rate of £1:US$1.610.

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SUPPLEMENTARY FINANCIAL INFORMATION

Impact of change in accounting policies

During 2002 the Accounting Standards Board (“ASB”) delayed the mandatory implementation of a new accounting standard for Retirement Benefits (“FRS 17”) in order to allow UK and International standards boards an opportunity to agree how to converge their different approaches. However, the ASB continues to encourage UK companies to voluntarily adopt FRS 17. Gallaher regards the new standard to be superior to the current standard SSAP 24 “Accounting for Pension Costs”. Accordingly, Gallaher has voluntarily adopted FRS 17 in 2002 and results for 2001 have been restated.

The effect of this change in policy is to reduce EBITA and operating profit in 2002 by £9m (2001: £8m) and reduce net interest cost by £7m (2001: £14m), resulting in a decrease in pre tax profit of £2m (2001: £6m increase). Excluding the impact of adopting FRS 17, adjusted EBITA grew by 23.2% to £591m (2001: £480m), total operating profit was £514m (2001: £435m), and adjusted earnings per share grew by 11.6% to 51.4p (2001: 46.1p).

Adoption of FRS 17 has resulted in a charge of £22m being booked through the statement of total recognised gains and losses (“STRGL”), reflecting a prior year adjustment. In addition, an actuarial loss recognised on retirement benefits, net of the associated deferred tax movement, of £78m (2001: £114m) has been charged through the STRGL. This charge largely represents the difference between the actual return on pension scheme assets and the expected return on the market value of assets at 1 January 2002 and is attributable to the continuing decline in world equity markets.

Provisions for retirement benefits are based on assumptions used to determine the cost of meeting future retirement benefit obligations. These assumptions are based on actual historical experience and are set after consultation with the Group’s actuaries.

The Group also adopted FRS 19 (Deferred Tax), which has not had a material impact on reported results and no prior year adjustments have been necessary.

To bring Group practice in line with a recently introduced standard in the United States, certain sales related incentive costs, previously included within marketing expenditure, are now charged against turnover. This has no impact on EBITA and operating profit but does slightly increase margins.

In addition, since the acquisition of Austria Tabak certain revenue and cost items have been reclassified. Now, only excise duties paid by Group companies are taken into account when calculating net turnover which is used to calculate margins. Following a change in German statutory reporting requirements, L-T now only recognises in turnover the commission it earns as an agent on the sale of telephone cards, whereas previously the full value of these sales were recorded in turnover, with the difference between the sales value and the commission retained by L-T recorded as a cost of sales.

Although the impact of these reclassifications is not significant, comparative results have been restated.

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Weighted average cost of capital (“WACC”)

Gallaher utilises project-specific WACCs when evaluating investments, taking into account the circumstances (including geographic location) of each potential investment opportunity at the time. For general performance purposes, however, management currently utilises a minimum hurdle rate of 7%.

Five year summary of shareholder returns and key financial indicators

	2002	(1)	2001	(1)	2000	(2)	1999	(2)	1998	(2)
Adjusted EPS (p)	51.2		46.9		41.0		36.9		32.2

Growth (%)	9.2		14.4		10.9		14.8

(1)	After changes in accounting policies.
(2)	Results not restated but presented as previously reported.

Since 1998, when Gallaher presented its first full year results as a public company, dividends have increased by a cumulative average growth rate of 7.7%, reflecting Gallaher’s dividend policy of consistently growing dividends, whilst recognising the need to balance equity and debt holders interests.

	2002 (1)	2001 (1)	2000 (2)	1999 (2)	1998 (2)
EBITA interest cover(3)(5)	4.4	5.2	4.7	5.6	5.5

Effective tax rate(4)	26.2%	23.6%	26.0%	28.7%	31.3%

Dividend cover(6)	1.86	1.84	1.72	1.66	1.57

Dividend yield(7)	4.5%	5.4%	5.6%	8.6%	5.0%

Net debt/market capitalisation(7)	62%	80%	54%	51%	61%

Enterprise value/EBITDA(3)(5)(7)(8)	10.0	10.2	8.4	5.8	10.7

TSR since demerger on 30 May 1997(7)	193%	112%	81%	2%	50%

(1)	After changes in accounting policies.
(2)	Indicators not restated but reflect previously reported results.
(3)	Excludes exceptional charges.
(4)	Excludes exceptional charges and amortisation charges.
(5)	FRS 17 financing credit added back in 2002 and 2001.
(6)	Calculated on adjusted earnings per share.
(7)	Based on closing share price as at 31 December of each year.
(8)	Excludes joint ventures and associates.

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Treasury policies and financial risks

The Group has a centralised treasury function that is responsible for the management of the Group’s financial risks together with its liquidity and financing requirements. The treasury function is not a profit centre and the objective is to manage risk at optimum cost. Treasury operations are conducted within a framework of policies and guidelines authorised by the Board, and are monitored by a Treasury Committee. This framework provides flexibility for the best execution of Board approved strategies. Summaries of treasury activities and exposures are reported on a regular basis to the Board. The internal control environment is also reviewed regularly.

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and foreign exchange risks arising from its operations and from its sources of finance.

Financing and liquidity

The Group’s principal sources of financing in 2002 have been bond issues, bank borrowings and retained profits. It is the Group’s policy to maintain sufficient committed borrowing facilities, with a mix of long and short term debt, to enable the Group to meet its business objectives.

At the year end, bond issues amounted to £1,808m, comprising a £300m bond maturing in May 2009, a €375m bond maturing in August 2008, a €750m bond maturing in October 2006, a €900m bond maturing in January 2005 and European medium term notes amounting to £189m. Since the year end, the Group issued a £250m bond maturing in February 2013. In addition, at the year end, the Group’s committed bank facilities comprised amortising term loans of €295m with a final repayment date in 2007, a syndicated revolving facility of £900m maturing in June 2006 and working capital facilities amounting to £125m maturing in April 2003.

Since the year end, Gallaher has commenced negotiation with a group of banks to refinance the syndicated revolving facility of £900m and the working capital facilities of £125m with a £650m syndicated revolving facility, with £150m maturing in March 2004 and £500m maturing in March 2008. Gallaher has also cancelled £400m of the current syndicated revolving facility with effect from 19 February 2003.

The weighted average maturity of committed debt at the year end was 3.5 years (2001: 4.3 years). Following the post year end bond issue and the anticipated refinancing of the syndicated revolving facility, the weighted average maturity of committed debt will increase to 4.2 years with a spread of maturities extending to 2013, designed to ensure that the amount of debt maturing in any year is within the Group’s ability to repay or refinance.

The Group’s credit ratings are BBB (Stable Outlook) and Baa3 (Stable Outlook) from Standard & Poor’s, a Division of the McGraw-Hill Companies, and Moody's Investors Service Limited respectively. These ratings allow the Group to access the international capital markets and issue debt to a global investor base.

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Certain of the Group’s debt instruments contain covenants that if the Group’s credit rating is downgraded below BBB minus in the case of Standard & Poor’s or below Baa3 in the case of Moody’s, additional interest accrues from the next interest period at the rate of 1.25 percentage points, in the case of the following bonds issued by the Group: €750m in October 2001, €900m in January/March 2002 and £250m in February 2003, and 0.9 percentage points in the case of the Group’s current committed syndicated bank facility. In the event that both credit ratings are subsequently raised or reaffirmed to BBB minus and Baa3, respectively, the additional interest no longer accrues from the next interest period.

The only financial covenants applying to the Group’s facilities relate to the committed revolving bank facilities. At the year end these require Gallaher to maintain interest cover above 3.5 times based on pre-FRS 17 EBITDA; net debt below a multiple of pre-FRS 17 EBITDA of 4.0 times at 31 December 2002, falling to below 3.5 times by 31 December 2004; and consolidated net debt to remain below £3,000m. The Group continues to comply with all borrowing obligations, and financial covenants have been satisfied with an EBITDA interest cover at 5.0 times and a net debt multiple of 3.8 times at 31 December 2002.

It is anticipated that the new £650m committed syndicated revolving facility will require Gallaher to satisfy the same financial covenants with the exception that the consolidated net debt will no longer be required to remain below £3,000m.

Interest rate risk

The Group is exposed to fluctuations in interest rates on its net debt. In order to manage the impact of adverse variations in interest rates on the Group’s profits, the Group borrows at fixed and floating rates of interest and uses interest rate derivatives, where necessary, to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 25% and 75% of the level of core debt. At the year end, fixed interest rated debt represented approximately 70% of total gross debt. The effective fixed interest rate payable has been lowered by the sale of interest rate swap options, floors and caps. All interest rate derivative transactions have been accounted for as hedges.

Interest rate management improves the accuracy of the business planning process and helps manage the level at which EBITA covers net interest expense, which the Group currently aims to target at levels between 4.5 and 5.5 times.

Foreign currency risk

Due to the international nature of its operations, the Group is exposed to exchange rate fluctuations on the translation of the results of overseas subsidiaries into sterling and trading transactions in foreign currencies.

The Group makes limited use of derivative financial instruments to hedge balance sheet translation exposures. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the translation risk. It remains the Group’s policy not to hedge profit and loss account translation exposures.

Transaction exposures are hedged where deemed appropriate and where they can be reliably forecast with the use of forward exchange rate contracts.

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Bank counter-party risk

The Group has cash and bank deposits and other financial instruments that give rise to credit risks in the event of non-performance by counter-parties. Credit risk is managed by limiting the aggregate amount of exposure to any one counter-party and the Group’s policy of only selecting major international financial institutions with a strong investment grade credit rating.

LEGAL AND REGULATORY ENVIRONMENT

Gallaher has established and adheres to a number of policies and principles governing the Group’s conduct which underpin the Group’s relationship both to those responsible for public health and those who choose to smoke. Gallaher believes that it operates with a sense of responsibility and responsiveness to the issues surrounding smoking and health, recognising the rights and responsibilities of governments around the world to regulate the manufacture, distribution and marketing of tobacco products. For its own part, the Group has an established range of corporate and environmental policies consistent with its standing.

The tobacco market in developed economies has been subject to significant regulatory influence and/or voluntary agreements in recent years, including: the levying of substantial tax and duty charges; the imposition of restrictions on advertising and marketing; the display of larger health warnings and statements of tar, nicotine and carbon monoxide smoke yields on cigarette packaging; regulations on the smoke yields of cigarettes; the disclosure of ingredients in tobacco products; the prohibition of certain descriptors such as “light” and “mild”; and, increased restrictions such as the prohibition of smoking in many public places and raising the age at which cigarettes may be purchased.

The Group has a long history of managing its business successfully within a regulatory climate. Over the years it has had the opportunity of dialogue with successive governments and politicians of various parties and has co-operated on a range of issues related to tobacco and smoking. In recent years, the Group has reduced its susceptibility to regulatory changes in any single country by expanding its international operations, including the acquisitions of Liggett-Ducat and Austria Tabak.

Advertising, promotion and brand building have continued to play a key role in the Group’s business, with significant expenditure on programmes in the UK and overseas to support its key brands and to develop markets for new brands and brand extensions. Gallaher believes that it markets tobacco products to adult smokers in a responsible way and has policies in place that govern the advertising and promotion of its products throughout the world. It will use the full range of advertising and sponsorship opportunities allowed to it for as long as these are available. However, further regulation in respect of advertising, promotion and sponsorship in its key markets could have an adverse effect on the Group’s sales and operating performance.

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Pending/Proposed Regulation

Within the EU, a Directive on the approximation of the laws, regulations and administrative provisions of the EU Member States concerning the manufacture, presentation and sale of tobacco products was adopted in June 2001 and is currently being implemented into EU Member States’ national law. Its provisions include, amongst other matters, requirements that:

–	by December 2002, and annually thereafter, Member States require manufacturers and importers of tobacco products to submit to them a list of all ingredients, and quantities thereof, used in the manufacture of those tobacco products by brand name and type;
–	from October 2003, texts, names, trade marks and figurative or other signs suggesting that a particular tobacco product is less harmful than others shall not be used on the packaging of tobacco products marketed within the European Community;
–	from October 2003, each unit packet of cigarettes marketed within the EU (October 2005 for other tobacco products) must carry new and significantly larger health warnings on the front and back;
–	from January 2004, the smoke yield of cigarettes released for free circulation, marketed or manufactured in the EU Member States shall not be greater than: 10mg per cigarette for tar; 1mg per cigarette for nicotine; and 10mg per cigarette for carbon monoxide;
–	by January 2005, as regards cigarettes manufactured within, but exported from, the European Community, Member States may apply the smoke yield limits as provided in the Directive but shall, in any event, do so by 1 January, 2007 at the latest;
–	by December 2002, the Commission shall adopt rules allowing for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking (this provision is not mandatory for all Member States but those that decide to introduce such ‘pictorial health warnings’ may do so from January 2004. These rules have not yet been issued);
–	Member States may also require tobacco manufacturers to carry out any other tests as may be required by the competent national authorities in order to assess the smoke yield of other substances produced by their tobacco products on a brand-by-brand-basis and type-by-type-basis and in order to assess the effects of those other substances on health, taking into account, inter alia, their addictiveness; and,
–	no later than December 2004, and every two years thereafter, the Commission will report on the application of the Directive and on a wide range of issues which should be reviewed or developed in the light of developments in the scientific and technical knowledge. Amongst other matters, this will include a proposal for a common list of ingredients.

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In December 2002, the EU reached a political agreement to adopt a Proposal for a Directive of the European Parliament and of the Council on the approximation of the laws, regulations and administrative provisions of the Member States relating to the advertising and sponsorship of tobacco products. Its provisions include the prohibition of tobacco advertising in the press and other printed publications, in radio broadcasting, in information society services and through tobacco related sponsorship, including the free distribution of tobacco products. Member States shall bring into force the laws, regulations and administrative provisions necessary to comply with this Directive by July 2005 at the latest.

Also in December 2002, the European Council adopted a Recommendation on the prevention of smoking and on initiatives to improve tobacco control. It recommends that Member States adopt appropriate legislative and/or administrative measures in accordance with national practices and conditions that include: restricting the access of tobacco sales to children and adolescents; prohibiting certain forms of advertising and promotion for tobacco products reaching children and adolescents; preventing the sale of cigarettes in packages of fewer than 20; providing adequate protection from exposure to environmental tobacco smoke; and obliging tobacco manufacturers to disclose their expenditure on tobacco advertising. Member States may decide whether or not to comply with this Recommendation.

The 10 European countries which are expected to join the EU in mid 2004 (“Accession Countries”) must comply with the existing laws (‘acquis communitaire’) of the EU at the time of joining unless transitional arrangements have been previously agreed.

The World Health Organisation has adopted a draft treaty on the Framework Convention on Tobacco Control – a new legal instrument that may include tobacco advertising, illicit trade, tax and duty-free sales, packaging and labelling, liability and compensation and agricultural subsidies. The Convention is expected to be presented to the participating Member States for adoption in May 2003.

In the UK, the Tobacco Advertising and Promotion Act was adopted in November 2002. The Act prohibits the advertising and promotion of tobacco products including billboards, press, and free distribution of samples from February 2003, and in-pack promotion schemes from May 2003. The Act also provides for a ban on sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. Point of sale advertising and brand sharing regulations are expected to be published shortly.

In the Republic of Ireland, the Public Health (Tobacco) Act was adopted in March 2002, giving wide-ranging powers to the Office of Tobacco Control. The Act also allowed for new regulations and controls on the sale and marketing of tobacco products and the smoking of tobacco products in public places. Parts of this Act were the subject of a legal challenge by Gallaher (Dublin) Ltd and other tobacco manufacturers. In January 2003, the Minister for Health and Children announced that he intended to repeal all but one of the provisions of the Act, as they had not been notified to the EU under the Technical Standards Directive. He has also indicated that he intends to notify the EU as appropriate and re-enact the relevant provisions. In the circumstances, the proceedings challenging the Act ended, with the Court awarding the companies bringing the challenge their costs. Nevertheless, the Irish Minister for Health and Children has announced an intention to introduce regulations seeking to ban smoking in the workplace in the Republic of Ireland from January 2004, relying upon the one provision of the Act that is not to be repealed.

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In Germany, the government is introducing a law on the protection of young people, whereby the sale of tobacco products to persons under 16 years is prohibited. In addition, cigarettes from vending machines may only be bought through specially designed chip cards as of January 2007. Purchases of cigarettes will be allowed only where the cardholders are over 16 years old.

In Russia, a federal law on restrictions on the smoking of tobacco was introduced in January 2002. The legislation prohibits smoking in some public places; the sale of cigarettes to those under 18 years of age; and loose cigarettes or packs containing fewer than 20 cigarettes. Furthermore, from January 2003, the production and import of filter cigarettes with smoke yields exceeding 14mg of tar and 1.2mg of nicotine are prohibited; and tobacco products must display a general and rotational health warning and tar and nicotine smoke yields.

Tobacco Taxation

In February 2002, the EU adopted a Directive increasing the minimum excise rates on all tobacco products. The provisions also include the introduction of a minimum excise burden of €60 per thousand cigarettes on the most popular price category of cigarettes from 1 July 2002, increasing to €64 per thousand cigarettes in July 2006. For certain Member States, transitional periods to comply with the new cigarette rates are provided by the Directive.

EU Accession Countries will be required to implement significant duty increases in order to comply with the minimum cigarette excise tax requirements. Many Accession Countries have been allowed transitional periods – the longest until January 2010 – in which to comply with the €64 per thousand cigarette excise tax minimum. The maintenance of the current controls on personal imports from Accession States into existing EU States could have a significant impact on sales in neighbouring countries such as Austria and Germany in the transitional periods.

A significant factor affecting the Group’s operations is the excise taxes levied on tobacco products. In the UK, for instance, duty increases represent an annual direct increase in the Group’s cost of sales, which, if passed on to the consumer, would be expected to affect the consumption of tobacco products. The Group has generally passed on the full duty increases to its customers in recent years, with the result that these amounts are included in turnover and cost of sales.

In the UK, one of the Group’s key markets, following many years of above inflation tax increases, the Chancellor raised tobacco duty in line with inflation in the March 2001 and April 2002 Budgets. However, the impact of high taxation in the UK cigarette market, resulting in high prices, has led to reduced annual industry volumes, greater price competition, trading down by consumers to lower price cigarette brands, and a growth in non-UK duty paid cigarette consumption (both smuggled and legitimate cross border purchases). These changes have a particular impact upon the Group, as a large proportion of its UK sales are in the premium sector of that cigarette market. Gallaher believes that the wide price differentials between the UK and Continental Western Europe and other parts of the world have led to a significant smuggled market for legitimate and counterfeit cigarettes. HM Customs and Excise estimates that, for the year ended 31 March 2002, approximately 21% of cigarettes and approximately 52% of handrolling tobacco smoked in the UK market was smuggled.

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In certain important Continental European markets, excise duty increases continue to have an impact on prices, sales and margins. These include, for instance, the introduction of the second stage of the extraordinary duty increase (“anti-terror tax”) in Germany, and minimum excise tax levels in Sweden and France.

The Group supports and endorses regulatory authorities to stop smuggling of tobacco products. Gallaher has a history of co-operation with investigations into smuggling and readily exchanges relevant information with the authorities on a regular basis. In April 2002, Gallaher was the first cigarette manufacturer to sign a Memorandum of Understanding with HM Customs and Excise, designed to cement co-operation between the Group and HM Customs and Excise.

In October 2002, the UK Government announced an increase in the indicative levels of intra-EU tobacco imports for personal use from 800 to 3200 cigarettes and from 1kg to 3kg for handrolled tobacco. Gallaher believes that initial indications demonstrate that there has been an increase in the amount of non-UK duty paid cigarettes and handrolling tobacco being purchased by personal travellers in the EU, and, as such, there may be some negative impact on the size of the UK duty paid market in the near term. The Government’s announcement also included additional measures for HM Customs and Excise to tackle criminal gangs who trade in contraband cigarettes and tobacco. Gallaher believes that these measures will partly offset in the medium term the impact of the increase in personal allowances.

Litigation

Certain companies in the Group are currently defendants in actions in the UK and Ireland, where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. There are no current or pending claims in England and Wales against Gallaher. As at 28 February 2003, Gallaher is involved as a defendant in three dormant individual cases in Scotland and one claim in Northern Ireland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use. In the Republic of Ireland, since 1997, 138 claims have been dismissed or discontinued. The number of individual claims against Group subsidiaries is currently 28. In those claims, 13 Statements of Claim have been served upon Group subsidiaries and other tobacco companies, making wide-ranging allegations against such companies and against Ireland, the Attorney General and the Minister for Health and Children, who are also named as defendants in some of those cases. The relevant Group companies will serve defences to these claims as soon as each claim is fully particularised. Gallaher is not a party to smoking litigation anywhere else in the world.

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To date, there has been no recovery of damages against any Group company in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on Gallaher’s operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

Tax Inspectorates of the Russian Federation Ministry of Taxes and Levies (the “Tax authorities”) have made various demands for payments allegedly due from Group subsidiaries, CJSC Liggett-Ducat and its affiliate LD Trading. The Tax authorities assert an entitlement to unpaid taxes, penalties and fines. The facts and matters underlying the claims are complex. In accordance with local procedure, the way such claims are determined is through court process. As at 28 February 2003, all the challenges that have been made to the claims have been successful, although there are entitlements to appeal. Based upon the facts and matters currently known, management considers that there are meritorious defences against these claims, and that they will be defended vigorously.

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Gallaher Group Plc

Cautionary statement

This announcement includes forward-looking statements within the meaning of Section 27A of the US Securities Exchange Act of 1934, as amended. All statements other than statement of historical fact included in this announcement, including, without limitation, statements regarding Gallaher’s future financial position, strategy, dividend policy, projected sales, costs and results (including growth prospects in particular regions), plans, impact of governmental regulations or actions, the successful integration of Austria Tabak and other acquisitions into our group, progress in completing an agreement with the China National Tobacco Corporation, and objectives of management for future operations, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher’s expectations including, without limitation, changes in general economic conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those resulting from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in completing and integrating acquisitions and joint ventures and production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and risks to factories, as well as other uncertainties detailed from time to time in Gallaher’s filings with the US Securities and Exchange Commission. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Definitions

The terms “Gallaher” and “Group” refer to Gallaher Group Plc and its subsidiaries. The term “Liggett-Ducat” refers to the Liggett-Ducat group of companies. The term “Austria Tabak” refers to the Gallaher Austria group of companies. The term “ATG” refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term Lekkerland-Tobaccoland refers to Lekkerland-Tobaccoland GmbH & Co KG. The term “TOBA” refers to Tobaccoland Austria (Tobaccoland Handels GmbH). The term “BAT” refers to British American Tobacco p.l.c. The term “Philip Morris” refers to Philip Morris International, Inc., a subsidiary of Altria Group, Inc.

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FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Tom Keevil
	Name:	Tom Keevil
Date: March 5, 2002	Title:	Group Company Secretary